Craig Howie Executive Vice President and Chief Financial Officer Everest Re Group, Ltd. Wessex House 45 Reid Street, 2nd Floor Hamilton HM DX, Bermuda

July 23, 2013

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington D.C. 20549

Everest Re Group, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-15731

Dear Mr. Rosenberg:

The following is a supplement to my letter dated June 5, 2013 in response to your letter dated May 21, 2013. In connection with this response, Everest Re Group, Ltd. (“the Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter serves to update responses to questions #3 and #4.

The format of this response reflects the Commission’s comment followed by the Company’s response in bold print.

Notes to Consolidated Financial Statements
15. Dividend Restrictions and Statutory Financial Information, page F-41

3.
Please refer to prior comment three. Please quantify for us the net assets for Everest Re and Bermuda Re on a GAAP-basis that are subject to regulatory restrictions.  Provide us proposed disclosure to be included in future filings, as applicable.

Response:

The regulatory capital requirements for our licensed insurance entities are based upon statutory capital as opposed to GAAP basis equity or net assets.  Everest Re is subject to the Risk-Based Capital Model (“RBC”) developed by the NAIC and Bermuda Re is subject to the Bermuda Solvency Capital Requirement (“BSCR”) administered by the Bermuda Monetary Authority (“BMA”).  These models represent the aggregate regulatory restrictions on net assets.  Please see response to Comment 4. below for proposed future disclosure regarding required regulatory capital.

Everest Re Group, Ltd
File No. 001-15731
July 23, 2013

In addition to regulatory capital restrictions, the Company also has capital restrictions as part of its debt covenants.  These restrictions were disclosed in the following footnotes:

•	Footnote #5 CREDIT FACILITIES

o	Group Credit Facility
The Group Credit Facility requires Group to maintain a debt to capital ratio of not greater than 0.35 to 1 and to maintain a minimum net worth.  Minimum net worth is an amount equal to the sum of $4,249,963 thousand plus 25% of consolidated net income for each of Group’s fiscal quarters, for which statements are available ending on or after January 1, 2012 and for which consolidated net income is positive, plus 25% of any increase in consolidated net worth during such period attributable to the issuance of ordinary and preferred shares, which at December 31, 2012, was $4,470,565 thousand.  As of December 31, 2012, the Company was in compliance with all Group Credit Facility covenants.

o	Holdings Credit Facility
The Holdings Credit Facility requires Holdings to maintain a debt to capital ratio of not greater than 0.35 to 1 and Everest Re to maintain its statutory surplus at $1,875,000 thousand plus 25% of future aggregate net income and 25% of future aggregate capital contributions after December 31, 2010, which at December 31, 2012, was $1,990,497 thousand.  As of December 31, 2012, Holdings was in compliance with all Holdings Credit Facility covenants.

•	Footnote #8 JUNIOR SUBORBINATED DEBT SECURITIES PAYABLE

There are certain regulatory and contractual restrictions on the ability of Holdings’ operating subsidiaries to transfer funds to Holdings in the form of cash dividends, loans or advances.  The insurance laws of the State of Delaware, where Holdings’ direct insurance subsidiaries are domiciled, require regulatory approval before those subsidiaries can pay dividends or make loans or advances to Holdings that exceed certain statutory thresholds.  In addition, the terms of Holdings Credit Facility (discussed in Note 5) require Everest Re, Holdings’ principal insurance subsidiary, to maintain a certain statutory surplus level as measured at the end of each fiscal year.  At December 31, 2012, $2,272,346 thousand of the $3,068,916 thousand in net assets of Holdings’ consolidated subsidiaries were subject to the foregoing regulatory restrictions.

The Junior Subordinated Debt Securities were fully redeemed during the second quarter of 2013 so the above disclosure is no longer applicable for future filings.

In addition to capital requirements, the Company’s licensed operating subsidiaries are required to maintain securities on deposit with various states in which they operate.  These deposits were disclosed in Footnote #2 INVESTMENTS:  Securities with a carrying value amount of $1,478,079 thousand at December 31, 2012 were on deposit with various state or governmental insurance departments in compliance with insurance laws.

4.
Please refer to prior comment three. As previously requested, please provide us proposed disclosure to be included in future filings of the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to the entity’s statutory capital and surplus, as required under ASC 944-505-50-1b.  If not significant, clarify in proposed disclosure to be included in future filings.

Response:

The Company’s licensed insurance entities are subject to annual capital adequacy tests by the applicable regulators.  These tests use risk based models using individual entity exposures to determine a minimum capital and surplus level.  This minimum level is then compared to the actual capital and surplus level to

Everest Re Group, Ltd
File No. 001-15731
July 23, 2013

determine if the entity has sufficient capital.  Everest Re is subject to the RBC administered by the NAIC and at December 31, 2012, its determined authorized control level risk-based capital was $673.1 million compared to its total adjusted capital of $2.6 billion.  As long as the total adjusted capital is 200% or more of the authorized control level capital, no action is required by the Company.

Bermuda Re is subject to the BSCR administered by the BMA.  No regulatory action is taken if an insurer’s capital and surplus is equal to or in excess of their enhanced capital requirement determined by the BSCR model.  In addition, the BMA has established a target capital level for each insurer, which is 120% of the enhanced capital requirement.  Using December 31, 2012 data, Bermuda Re’s target capital level was $2.0 billion compared to actual statutory capital and surplus of $2.9 billion.

In future filings, the Company will revise the format of its Dividend Restrictions and Statutory Financial Information footnote as follows:

Group and its operating subsidiaries are subject to various regulatory restrictions, including the amount of dividends that may be paid and the level of capital that the operating entities must maintain.  These regulatory restrictions are based upon statutory capital as opposed to GAAP basis equity or net assets.  Group and one of its primary operating subsidiaries, Bermuda Re, are regulated by Bermuda law and its other primary operating subsidiary, Everest Re, is regulated by Delaware law.   Bermuda Re is subject to the Bermuda Solvency Capital Requirement (“BSCR”) administered by the Bermuda Monetary Authority (“BMA”) and Everest Re is subject to the Risk-Based Capital Model (“RBC”) developed by the National Association of Insurance Commissioners (“NAIC”).  These models represent the aggregate regulatory restrictions on net assets and statutory capital and surplus.

Dividend Restrictions.
Under Bermuda law, Group is prohibited from declaring or paying a dividend if such payment would reduce the realizable value of its assets to an amount less than the aggregate value of its liabilities and its issued share capital and share premium (additional paid-in capital) accounts.  Group’s ability to pay dividends and its operating expenses is dependent upon dividends from its subsidiaries.

Under Bermuda law, Bermuda Re is prohibited from declaring or making payment of a dividend if it fails to meet its minimum solvency margin or minimum liquidity ratio.  As a long term insurer, Bermuda Re is also unable to declare or pay a dividend to anyone who is not a policyholder unless, after payment of the dividend, the value of the assets in their long term business fund, as certified by their approved actuary, exceeds their liabilities for long term business by at least the $250 thousand minimum solvency margin.  Prior approval of the BMA is required if Bermuda Re’s dividend payments would exceed 25% of their prior year-end total statutory capital and surplus.

Bermuda Re prepares its statutory financial statements in conformity with the accounting principles set forth in Bermuda in The Insurance Act 1978, amendments thereto and related regulations.  The general business statutory capital and surplus of Bermuda Re was $2,898,397 thousand and $2,730,800 thousand at December 31, 2012 and 2011, respectively.  The general business statutory net income of Bermuda Re was $475,909 thousand, $102,949 thousand and $391,370 thousand for the years ended December 31, 2012, 2011 and 2010, respectively.

Delaware law provides that an insurance company which is a member of an insurance holding company system and is domiciled in the state shall not pay dividends without giving prior notice to the Insurance Commissioner of Delaware and may not pay dividends without the approval of the Insurance Commissioner if the value of the proposed dividend, together with all other dividends and distributions made in the preceding twelve months, exceeds the greater of (1) 10% of statutory surplus or (2) net income, not including realized capital gains, each as reported in the prior year’s statutory annual statement.  In addition, no dividend may be paid in excess of unassigned earned surplus.  At December 31, 2012, Everest Re has $359,026 thousand available for payment of dividends in 2013 without the need for prior regulatory approval.

Everest Re Group, Ltd
File No. 001-15731
July 23, 2013

Everest Re prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the NAIC and the Delaware Insurance Department.  Prescribed statutory accounting practices are set forth in the NAIC Accounting Practices and Procedures Manual.  The capital and statutory surplus of Everest Re was $2,612,995 thousand and $2,322,115 thousand at December 31, 2012 and 2011, respectively.  The statutory net income of Everest Re was $359,816 thousand for the year ended December 31, 2012, the statutory net loss of Everest Re was $326,400 thousand for the year ended December 31, 2011 and the statutory net income of Everest Re was $218,452 thousand for the year ended December 31, 2010.

Capital Restrictions
In Bermuda, Bermuda Re is subject to the BSCR administered by the BMA.  No regulatory action is taken if an insurer’s capital and surplus is equal to or in excess of their enhanced capital requirement determined by the BSCR model.  In addition, the BMA has established a target capital level for each insurer, which is 120% of the enhanced capital requirement.

In the United States, Everest Re is subject to the RBC developed by the NAIC which determines an authorized control level risk-based capital.  As long as the total adjusted capital is 200% or more of the authorized control level capital, no action is required by the Company.

The regulatory targeted capital and the actual statutory capital for Bermuda Re and Everest Re were as follows:

	Bermuda Re (1)		Everest Re (2)
	At December 31,		At December 31,
	2012	2011	2012	2011
Regulatory targeted capital	$1,997,273	$1,951,212	$1,346,212	$1,395,578
Actual capital	$2,898,397	$2,730,800	$2,612,995	$2,322,115

(1)	Regulatory targeted capital represents the target capital level from the applicable year's BSCR calculation.
(2)	Regulatory targeted capital represents 200% of the RBC authorized control level calculation for the applicable year.

Please let me know if you require any additional information.

Sincerely,

/S/ CRAIG HOWIE
Craig Howie